Filed by Centricus Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arqit Quantum Inc.

Commission File No. for the Related Registration Statement: 333-256591

CENTRICUS ACQUISITION CORP. WELCOMES BUSINESS UPDATES BY ARQIT LIMITED, A LEADER IN QUANTUM ENCRYPTION TECHNOLOGY

London, UK – August 27, 2021 – Centricus Acquisition Corp. (Nasdaq: CENH, CENHW, CENHU) (“Centricus”), a publicly traded special purpose acquisition company, welcomes the business updates provided to investors by Arqit Limited (“Arqit”) in recent days and Arqit’s ongoing contract announcements. Centricus’ extraordinary general meeting will be held on August 31, 2021 for its shareholders to approve its proposed business combination with Arqit, a leader in quantum encryption technology.

Arqit continues to meet or exceed previously announced milestones. The Arqit software solution was officially launched this quarter, earlier than planned, to an initial cohort of 20 blue chip customers. There is no doubt that the world needs stronger and simpler encryption. A significant number of governmental and enterprise customers have already made long term revenue commitments to Arqit, and Arqit’s pipeline of potential new business is continuously developing. Centricus shares Arqit’s view that the transparency, credibility and public nature of a US public listing will be helpful in promoting and positioning Arqit on the global stage.

Centricus is very pleased by the rapid progress Arqit has made in marketing and securing contracts for its core product. This progress is achieved both with governmental customers, where it provides a ground-breaking solution to the security layer problem known as joint all-domain command and control, as well as with industry, particularly in the telecommunications sector, where Arqit is now working with some of the world’s biggest hardware vendors and network operators, and in the financial services and automation sectors. Through this focus, Arqit continues to build a strong baseload of committed long term customers.

Arqit is unique in solving one of the most pressing technology problems of our age. An impressive and fast-growing cohort of blue chip industry and governmental customers are onboard. Upon the successful consummation of the proposed business combination, Arqit will be well placed to have the necessary tools to scale up to deliver on its business proposition.

About Centricus Acquisition Corp.

Centricus Acquisition Corp. (Nasdaq: CENH, CENHW, CENHU) is a blank check company incorporated as a Cayman Islands exempted limited liability company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Centricus Acquisition Corp., chaired by Manfredi Lefebvre d’Ovidio, raised $345 million in its IPO in February 2021, which was upsized due to strong demand and included the underwriters’ full over-allotment option. Centricus Acquisition Corp. was founded by the London-based global investment firm Centricus, the Monaco-based investment group Heritage and Carlo Calabria.

About Arqit Limited

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device. The keys are computationally secure, don’t exist until the moment they are needed and can never be known by a third party. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp. (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the Nasdaq Capital Market under the name Arqit Quantum Inc.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus have also filed other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus has been mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in Solicitation

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities is set forth in the proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is also included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’ expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’ control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’ future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.

Contacts:

Centricus Acquisition Corp.

James Leviton

Finsbury Glover Hering

+44 (0) 20 7251 3801

centricus@finsbury.com

Arqit Limited

Arqit: Julie Moon T: +44 7769 9960 E: Julie.moon@arqit.uk

SEC Newgate: arqit@secnewgate.co.uk

Investor relations Enquiries:

Gateway: Alex Thompson and John Yi T: 949-574-3860 E: arqit@gatewayir.com